Exhibit 99.59

PRESS RELEASE

Trading Symbol: SVM.TO	April 12, 2007

Silvercorp Announces Commencement of Drill Program on the NPG Molybdenum Project
Within the Ying Silver Project Permit Area, Henan, China

VANCOUVER, BRITISH COLUMBIA – April 12, 2007 - Silvercorp Metals Inc. ("Silvercorp") is pleased to announce that it has commenced the first phase 5000 metre (“m”) drill program on the NPG Molybdenum Project (“Ying Moly Project”) located within the Ying Silver Mining Permit area, Henan, China The Ying Moly Project was first discovered through regional geochemical survey by the previous property owner and was further defined by a detailed soil geochemical survey which revealed a 1,000m by 1,000m molybdenum soil geochemical anomaly in 1985. Since 2004 the Ying Moly Project site was the subject of illegal mining by a third party who constructed a 200 tonne per day mill on site to treat the molybdenum ores. In July 2006, a settlement was reached with the third party, its mining activity was stopped, and Silvercorp, through its 77.5% subsidiary Henan Found Mining Co. Ltd. (“Henan Found”), took over the Ying Moly Project. In November 2006, a five kilometre access road from the SGX (Ying) silver mining camp to the Ying Moly Property was completed, and power supply restored.

During the last two months, old mining tunnels were mapped and over 600m of cross tunnels were developed along NPD701, NPD801, and NPD1 tunnels (visit www.silvercorp.ca under Ying Moly Project). Based on this work, an east-west trending area of 300m wide by over 600m long (open at both ends) molybdenum mineralization was mapped out to be located within the centre of the 1,000m by 1,000m molybdenum soil geochemical anomalies. Within this 300m wide zone, four east-west extending molybdenum mineralization trends of 8 to 15m in width dipping north at about 75 degree are easily observed in the cross-cut tunnels of NPD701, NPD801 and NPD1 where densely quartz-molybdenite (molybdenum-bearing sulfide mineral) vein-lets or stockworks and disseminated molybdenite-silicification have developed on the diabase dykes or apalites with locally massive molybdenite occurring. Between the four strongly molybdenum mineralization trends, lower grade Molybdenum mineralization occurs where molybdenite fine vein-lets filled in the joints or fractures developed within the host rocks of gneisses or diabase dykes. Systematic channel samples have been taken along the three cross-cut tunnels and assay results are pending. An initial 8-hole, 5,000m drill program is designed to further delineate moly mineralization at depth using two Longyear drill rigs. The first drill has been mobilized to on the site and the second rig will arrive at the site in ten days.

Geologically, the Ying Moly Project is located in the Xiao-Qin-Ling Metallurgical Belt, where prolific molybdenum mineralization and molybdenum mines, are related to Mesozoic granitic porphyries, which may be the heat sources for the surrounding silver, lead, zinc and gold occurrences. The mines of Jinduicheng Molybdenum Group Co. and China Molybdenum Co. Ltd., China’s two largest Molybdenum Miners are all located in the Xiao-Qin-Ling Metallurgical Belt. Jinduicheng Molybdenum operates a 25 million pounds per year Molybdenum mine about 120 km west of the Ying

Moly Project area, and China Molybdenum’s 24 million pounds per year Molybdenum mine is only 40 km south of the Ying Moly Project. Surrounding China Molybdenum’s open pit mine, numerous lead-silver deposits occur and mines exist.

According to several news sources, including Reuters and The Globe and Mail, Jinduicheng Molybdenum is planning a Hong Kong IPO to raise US$1 billion, whereas China Molybdenum is raising as much as US$886 million also in a Hong Kong IPO this month.

Update on the 600 tonne per day Flotation Mill for the Ying Silver Mine
The 600 tonnes per day flotation mill and associated tailing dam facilities for the Ying Silver Mine is completed and has been in a test run since Mid-March. The mill has reached a capacity of about 750 tonnes per day since April 1st. While government authorities allow Henan Found to test run the mill, it is subject to inspection by authorities for environmental and safety qualifications before formal commercial production will be allowed. It is expected to pass the government inspection in several months.

Stock Options
Silvercorp also announces that incentive stock options of 308,000 shares have been granted to officers, directors, employees and consultants pursuant to the stock option plan.

Quality Control
Quality Control/Quality Assurance Program is disclosed in the January 22, 2007 press release.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101. Exploration and mining at the Ying mine and on the Ying Moly Project is being carried out through Silvercorp’s 77.5% subsidiary, Henan Found, which holds 100% of the Ying Project and operates under a 30-year business license.

SILVERCORP METALS INC.
For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Cathy Fong, President. Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca Website: www.silvercorp.ca

Statements in this press release other than purely historical information, including statements relating to Silvercorp's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Silvercorp's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability.